

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 31, 2013

David W. Freese, Esq.
Morgan, Lewis & Bockius LLC
1701 Market Street
Philadelphia, PA 19103

Re: The KP Funds (the "Trust")
         File Nos.: 333-188279, 811-22838

   The staff has reviewed the Trust's registration statement filed on Form N-1A on May 2, 2013. The registration statement includes 14 series: KP Large Cap Equity Fund, KP Small Cap Equity Fund, KP International Equity Fund, KP Fixed Income Fund, KP Retirement Path 2015 Fund, KP Retirement Path 2020 Fund, KP Retirement Path 2025 Fund, KP Retirement Path 2030 Fund, KP Retirement Path 2035 Fund, KP Retirement Path 2040 Fund, KP Retirement Path 2045 Fund, KP Retirement Path 2050 Fund, KP Retirement Path 2055 Fund, and KP Retirement Path 2060 Fund (singularly, the "Fund" or collectively, the "Funds"). Unless stated differently, each of our following comments applies to all Funds.

General

1. We note the "red herring" disclosure. Please inform the staff whether the Trust is circulating the prospectus to potential investors or others before filing a pre-effective amendment in response to staff comments. If yes, will the Trust's responses to our comments in this letter and omission of material information (*e.g.*, completed fee tables) require the Trust to recirculate the preliminary prospectus? If not, why not?

2. The prospectus and Statement of Additional Information ("SAI") use phrases that imply, or state, that the Fund may invest in other types of securities that are not disclosed. For example, in describing the KP Large Cap Equity Fund's Rule 35d-1 80% test, the prospectus summary uses the term "including" to describe applicable investments. Please change the term "including" to the phrase "consisting of," or some other similar definitive term and summarize all the principal investments and risks (including each applicable derivative instrument and related risks) of the Fund in the summary.

3. Please confirm to the staff that when the prospectus or SAI references legal authority to explain the Fund's activities, those references are explained or revise the disclosure accordingly. In making these revisions, please comply with the plain English requirements under Rule 421 under the Securities Act of 1933 ("1933 Act").

4. Certain of the Funds disclose that they will use a number of sub-advisers to execute their various investment strategies. As this allocation methodology will be a driving factor in

these Funds' expenses and returns, please provide appropriate details of how the adviser makes allocation decisions. Has the adviser established distribution percentages or minimums for each sub-adviser? If yes, please disclose this information in the prospectus. Based upon your responses, we may have additional comments.

5.   Inasmuch as a Fund may implement its strategies through the use of derivatives, either directly and/or by means of its investments in the "Underlying Funds," please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Based upon your response, we may have additional comments.

6.   Please confirm that when a Fund's investments give rise to the risk of the Fund incurring duplicative fees (*e.g.*, investments in exchange traded funds ("ETFs")), the risk disclosure explains this fact, or revise the disclosure accordingly. Also, please confirm that the Fund's fee table disclosure includes all acquired fund fees and expenses ("AFFE"). *See* Item 3 of Form N-1A.

 7.   Please confirm that each Fund's Item 4 strategy and risk sections provide conforming disclosures or revise the prospectus accordingly. For example, the KB Small Cap Equity Fund's Item 4 risk section includes a "Liquidity Risk" paragraph, however, the Item 4 strategy section does not appear to address liquidity.

Prospectus

Investment Objective

8.   With respect to the investment objectives of three funds, (KP Large Cap Equity Fund, KP Small Cap Equity Fund, and KP International Fund), the disclosure indicates that they all "seek long-term capital appreciation." In Item 4, please define the phrase "long-term" and include that definition's source.

Fund Fees and Expenses

KP Large Cap Equity Fund, KP Small Cap Equity Fund, KP International Equity Fund, and KP Fixed Income Fund

9.   Please delete the fee table's first footnote because it contains information that is neither permitted nor required by Form N-1A. Also, please confirm in your response letter that the Fund is aware of its obligation to disclose the adviser's current management fee in the fee table, as well as its obligation, should the management fee payable to any sub-adviser of the Fund materially change, to amend its prospectus to reflect the new management fee. Also, at an appropriate location in the disclosure, please disclose, in plain English, how the management fee is calculated. This disclosure should explain the assumptions, and how the percentages are calculated, with respect to the applicable sub-advisers. The discussion should conclude by explaining the relationship between the Fund's management fee and AFFE. Further, confirm to

the staff that any such calculation methodology will be in compliance with any exemptive relief granted to the Trust by the SEC. Based on your responses, we may have additional comments.

> **KP Retirement Path 2015 Fund, KP Retirement Path 2020 Fund, KP Retirement Path 2025 Fund, KP Retirement Path 2030 Fund, KP Retirement Path 2035 Fund, KP Retirement Path 2040 Fund, KP Retirement Path 2045 Fund, KP Retirement Path 2050 Fund, KP Retirement Path 2055 Fund and KP Retirement Path 2060 Fund ("Retirement Funds")**

10.   Please explain to the staff the legal authority permitting the disclosure in footnote one to the fee table. Please confirm that the disclosure in this footnote is consistent with the exemptive relief being sought in connection with this registration statement. Based on you answers, we may have additional comments.

11.   It appears that the affiliated underlying funds will waive their management fees. If this is accurate, please confirm this in your response letter.

Example

12.   The disclosure indicates that the "Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses *(including one year of capped expenses in each period)* remain the same. (Emphasis added.) Please clarify the disclosure that appears in the parenthetical. Does the Fund have an expense reimbursement agreement or fee waiver agreement? If yes, at an appropriate location in the prospectus, please describe the agreement and disclose its length and form (*i.e.*, contractual or voluntary). Also, file the agreement as an exhibit to the registration statement. If the reimbursement or waiver agreement is contractual and extends for no less than one year from the effective date of the Fund's registration statement, the information reflected in the example may be adjusted to reflect any such agreement. Conversely, adjustments to the example are not permitted for voluntary reimbursements or contractual agreements that extend for less than this one year period. *See* Instruction 4(a) to Item 3 of Form N-1A. Please revise the disclosure accordingly.

Principal Investment Strategies

13.   Please confirm that all principal investment strategies of the Fund are summarized in Item 4 or revise the disclosure accordingly. *See* Items 4 and 9 of Form N-1A. Also, please revise the disclosure to explain in general terms how the Fund's adviser decides which securities to sell. See Item 9(b)(2) of Form N-1A.

14.   Based on certain fundamental investment restriction in the SAI, it appears that the Funds' investment objectives are fundamental. Please clarify this in the prospectus.

15.   If a Fund may invest in foreign securities, please confirm that each type of foreign security is disclosed, along with all related risks, or revise the disclosure accordingly.

16.   Please confirm that all applicable issuers of the Fund's respective investments are indicated in the summary (*i.e.*, foreign issuers and/or domestic issuers) or revise the disclosure accordingly. Also, please confirm that the disclosure indicates the test used by the Fund to determine an issuer's location. We would not object to disclosure of any such test in Item 9.

17.   Please revise the disclosure defining the applicable capitalization sizes to indicate the definitions' source or sources, (*e.g.*, the adviser).

18.   Please confirm that when a particular index is referenced with respect to the Fund's investment strategies, the prospectus disclosure indicates the current capitalization range of the securities comprising the index, and how often the index is reconstituted, or revise the disclosure accordingly.

19.   For the three Funds (KP Large Cap Equity Fund, KP Small Cap Equity Fund, and KP International Equity Fund) with Rule 35d-1 tests to invest "at least 80% of its their net assets (plus any borrowings for investment purposes) in equity securities," please revise the disclosure to indicate that only actual market value, if available, otherwise fair value, is used for calculating the 80% test (*e.g.*, recorded value of the asset). Also, please revise the disclosure to indicate that the derivatives that count towards the Fund's 80% test have economic characteristics similar to equity securities.

20.   With respect to the KP Large Cap Equity Fund, KP Small Cap Equity Fund, and KP International Equity Fund investing in convertible securities, please disclose what those securities will consist of and how they will be counted as equity for purposes of each Fund's 80% test (*i.e.*, for purposes of the 80% test, the included convertible securities only should be those that are immediately convertible and actually in the money).

KP Large Cap Equity Fund

21.   Please define the phrase "substantially all" used in the "Passive Large Cap Equity" paragraph and the phrase "substantial" used in the "Active Large Cap Growth" paragraph.

22.   Please disclose the "median market capitalization of companies in the Russell 1000 Growth Index" referred to in the "Active Large Cap Growth" paragraph.

KP Fixed Income Fund

23.   Please confirm that the "other asset backed securities" mentioned in various locations in this section are disclosed in the prospectus or revise the disclosure accordingly. We would not object to Item 9 disclosure of these securities.

24.   Please revise the disclosure to clarify the credit quality ratings applicable to the Fund's fixed income investments and include the lowest applicable credit quality. If the Fund may invest in "junk bonds" please summarize this in the Item 4 strategy section. Also, indicate by what entity the fixed income instruments will be rated (we would not object to Item 9 disclosure

of this information). If the Fund may invest in unrated fixed income instruments, please disclose this and indicate by whom those instruments will be rated (*e.g.*, fixed income securities of comparable quality as determined by the adviser). If the Fund may not invest in fixed income securities below a certain credit quality (*e.g.*, investment grade), please disclose the Fund's policy with respect to an instrument that is downgraded. Will the Fund sell such an instrument? Please confirm that all terms applicable to the fixed instruments in which the Fund invests are disclosed or revise accordingly.

25. Please disclose the dollar weighted average portfolio maturity of the Fund. Will the Fund also use duration as a form of measurement for the instruments in which it invests? Please revise the disclosure accordingly.

26. With respect to the "Active Core Fixed Income" strategy, disclose the "risk profile close to that of the Index," which is referenced in the first paragraph.

27. Please revise the disclosure to indicate that only actual market value is used for calculating the Fund's 80% test (*e.g.*, recorded value of the asset). Also, please revise the disclosure to indicate that the derivatives that count towards the Fund's 80% test have economic characteristics similar to fixed income securities.

Retirement Funds

28. Later in the prospectus, under the heading "More Information About the Funds" the disclosure clarifies that the Funds are funds of funds and provides a definition of the term fund of funds. Please summarize those disclosures to Item 4. Also, please confirm that the Funds do not invest directly, other than investing in the underlying funds, or revise the disclosure accordingly. In addition, disclose the types of issuers (*i.e.*, U.S. and/or foreign issuers) of the instruments in which the Retirement Funds indirectly invest through the underlying funds.

29. The Funds continue to change their investment allocation for five years after their target dates. In the disclosure, clarify why this occurs, along with all attendant risks (*i.e.*, the risks of not being conservative until a number of years after the target date).

30. What control, if any do the Funds have over the affiliated underlying funds' investment strategies? Please revise the disclosure accordingly.

31. Please clarify in the disclosure that the Funds will invest in the least expensive class of the underlying funds that they may purchase.

32. The SAI indicates that "[c]ertain Underlying Funds may not be diversified investment companies as defined in the [Investment Company Act of 1940 (the "1940 Act" or "Act"]. . . ." Please identify these "Underlying Funds" in the prospectus along with all attendant risk disclosure.

33. Please confirm that the disclosure presents risks of assets in which an underlying fund may invest.

Principal Risks

KP Large Cap Equity Fund, KP Small Cap Equity Fund, KP International Equity Fund, and KP Fixed Income Fund

34.   Please revise the "Derivatives Risk" paragraph to summarize the attendant risks of the specific derivatives in which the Fund may invest.

35.   Please revise the disclosure to summarize the risks of the specific equities in which the Fund may invest.

36.   Please revise the "Multi-Manager Risk" paragraph to summarize any risks arising from conflicts of interest a sub-adviser may have in selecting investment opportunities among the funds that it manages.

Retirement Funds

37.   Please add a paragraph disclosing the risks arising from investing in affiliated underlying funds. In particular, this paragraph should discuss any conflicts of interest arising from the fact that the investment adviser is the adviser for both the Fund and the underlying affiliated funds. Also, please disclose that the Fund through its investments in the underlying funds, and thus the Fund's shareholders indirectly, will be subjected to a layering of fees. In addition, please clarify that an investor may invest directly in underlying funds, and, thus, avoid any layering of fees.

Purchase and Sale of Fund Shares

38.   Please define the term "recordkeeper" that appears in this section. Also, is there further information that may be disclosed on how to purchase funds (*e.g.*, by written request, telephone, or wire transfer)? *See* Item 6 of Form N-1A. Further, given the disclosure in this section, is the disclosure in response to Item 8 accurate? May shares be purchased through the Fund? Please revise the disclosure accordingly.

Tax Information

39.   The disclosure appears to address tax information only within the context of tax-deferred plans. Please confirm that no further tax information is required in this section or revise the text accordingly. *See* Item 7 of Form N-1A.

The Funds' Principal Risks

Leverage Risk

40.   Please revise this section to indicate all transactions of the Fund that will give rise to leverage. Also, confirm that these transactions are summarized in the Item 4, as appropriate, or revise accordingly.

Pricing of Fund Shares

41.   Please revise this section to clarify which entity fair values the Funds' securities. The disclosure indicates that "[i]f market prices are not readily available or the Adviser reasonably believes that they are unreliable, such as in the case of a security value that has been materially affected by events occurring after the close of the relevant market, a Fund will price those securities at fair value as determined in good faith using methods approved by the Board of Trustees." Does the adviser actually fair value the Funds' securities using procedures adopted by the Board, and under the Board's ultimate supervision? If yes, please revise the disclosure as appropriate. Also, provide greater detail regarding what would give rise to the adviser determining that market prices are unreliable, thus resulting in fair valuing of the Fund's securities.

Excessive Trading Policies and Procedures

42.   In various subsections of this section, the Fund explains that it may reject purchase orders or exchange requests. Please disclose the maximum amount of time the Fund would take to reject a purchase order. Also, explain the authority allowing the Fund to reject the redemption component of an exchange. *See* Section 22(e) of the Investment Company Act of the Investment Company Act.

SAI

43.   Item 16(b) of Form N-1A requires that a fund describe its non-principal investment strategies and the risks of those strategies in the SAI. If a fund also discusses principal investment strategies and risks in the SAI, it should do so in a manner that distinguishes them from non-principal strategies and risks (*e.g.*, add distinguishing headings or subheadings). Accordingly, please reorganize this section to disclose the Funds' non-principal investment strategies and their risks separately from the Funds' principal investment strategies and their risks. Also, do not duplicate in the SAI information that is provided in the Prospectus, unless necessary to make the SAI comprehensible as a documents independent of the Prospectus. *See* General Instruction C.2 (b) to Form N-1A. Also, confirm in your response letter that all of the Funds' non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. Also, confirm that all principal strategies and risks of the Funds are disclosed in the prospectus or make appropriate revisions to the disclosure.

Description of Permitted Investments and Risk Factors

44.   This disclosure in this section appears to indicate that the Retirement Funds may invest directly in various instruments. Is this accurate? If yes, please revise the prospectus as appropriate.

45.   This section states that "[r]eferences to 'Fund,' where applicable, also refer to the underlying funds in which the Funds may invest." Please revise this disclosure to identify these underlying funds.

46.   It appears that certain of the Funds intend to engage in several types of financial transactions, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979) ("Investment Company Act Rel. No. 10666"), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security. Please confirm that the disclosure indicates that each transaction that involves the possible creation of a senior security will be covered with a segregated account in accordance with the provisions of that Release and any other staff guidance.

Reverse Repurchase Agreements

47.   Please disclose the maximum percentage that a Fund may engage in reverse repurchase agreements, expressed as a percentage of total assets.

Investment Limitations-Fundamental Policies

48.   An investment company's borrowing policy must be in compliance with § 18(f)(1) of the 1940 Act, (*i.e.*, borrowings from a bank). Please revise the "Borrowing" paragraph following the twelfth enumerated fundamental investment limitation, the second non-fundamental investment policy, and any other applicable disclosure, as appropriate, to indicate that borrowings must be from a bank, as required by § 18(f)(1) of the Act.

49.   The concentration paragraph following the twelfth enumerated fundamental investment limitation indicates that "[f]or purposes of the Fund's concentration policy, each Fund may classify and re-classify companies in a particular industry and define and re-define industries in any reasonable manner." Please revise this disclosure to specify the Funds' methodologies for classifying companies and industries.

50.   With respect to the Fund's investments in underlying affiliated funds, please disclose that the Fund looks through to the holdings of the underlying funds to ensure that Fund's investment restrictions are not being violated. Moreover, because the Fund will not concentrate its investments in an industry or group of industries, please disclose that the Fund only invests in other affiliated funds that also do not concentrate in an industry or group of industries. Further, disclose the investment restrictions of the affiliated funds in which the Fund are identical.

51.   With respect to the Fund's investments in unaffiliated funds, please disclose how the Fund's investment restrictions will be affected by the investment restrictions of the underlying

unaffiliated funds. Moreover, because the Fund will not concentrate its investments in an industry or group of industries, please disclose that the Fund only invests in other unaffiliated funds that also do not concentrate in an industry or group of industries. Further, if applicable, disclose that the underlying unaffiliated funds' investment restrictions, with the exception of concentration, may deviate from those of the Fund.

Non-Fundamental Policies

52.   In the paragraph following the ninth non-fundamental policy, please revise the first sentence to except, in addition to borrowings, the Funds' investments in illiquid securities.

Disclosure of Portfolio Holdings Information

53.   Please revise the disclosure to identify those entities that may authorize disclosure of the Fund's non-public portfolio securities to the entities listed in the SAI. *See* paragraph (f)(1)(v) of Item 16 of Form N-1A. Is there an individual or categories of individuals who have daily access to the information? If accurate, please clarify that the adviser, on behalf of the Fund and acting pursuant to the Fund's policies and procedures, provides information to certain entities on a continuous daily basis, and specify the entities. Also, if the Fund has any current ongoing arrangements with its service providers, or others, under which nonpublic information about the Fund's portfolio securities is made available in real-time on a daily basis, disclose that fact and provide a comprehensive list of those service providers and other entities. *See* paragraph (f)(2) of Item 16 of Form N-1A.

54.   Please revise the disclosure to specify which type of confidentiality agreement (*e.g.*, oral or written) applies to each entity receiving non-public portfolio holdings information on a daily basis or ad-hoc basis. In addition, disclose that where there is no contractual obligation of confidentiality, the Board will determine that the other conditions of confidentiality adequately safeguard the Fund and its shareholders against improper disclosure of the Fund`s portfolio holdings or disclose the risks of having no contractual obligations of confidentiality.

55.   Please revise the disclosure to state that each entity receiving non-public portfolio information, be it on a daily or ad-hoc basis, has a duty not to trade on that confidential information.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,

/s/ Kimberly A. Browning

Kimberly A. Browning
Senior Counsel
Disclosure Review Office